Exhibit 12.1

BURLINGTON NORTHERN SANTA FE CORPORATION and SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratio Amounts)

(Unaudited)

Three Months Ended March 31,	2006	2005
Earnings:
Income before income taxes	$662	$518
Add:
Interest and other fixed charges, excluding capitalized interest	121	109
Estimate of portion of rent under long-term operating leases representative of an interest factor	62	52
Distributed income of investees accounted for under the equity method	—	1
Amortization of capitalized interest	1	2
Less: Undistributed equity in earnings of investments accounted for under the equity method	4	1

Total earnings available for fixed charges	$842	$681

Fixed charges:
Interest and fixed charges	$124	$112
Estimate of portion of rent under long-term operating leases representative of an interest factor	62	52

Total fixed charges	$186	$164

Ratio of earnings to fixed charges	4.53x	4.15x

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